WESTCOAST GOLF EXPERIENCES, INC.
#309 - 333 East 1st Street
North Vancouver, B.C.  V7L 4W9
(604) 988-1083
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                                                               September 7, 2005

Ms. Mary K. Fraser, Esq.
United States Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Form SB-2 Registration Statement
    Re: 1st Amendment filed July 28, 2005
    File No. 333-125956

Dear Ms. Fraser,

Thank you for taking the time to speak with Michael Kessler today. Per your conversation we are filing the second amendment to our registration statement incorporating the change to the reference to the 180 days, all three references now read "not to exceed 180 days".

Sincerely,


/s/ Roger Arnet
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Roger Arnet
President & Director